EXHIBIT 99.3

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

("Telkom")

Introduction of BEE partner into Swiftnet

Telkom is pleased to announce the sale of a 30% stake in Swiftnet to empowerment investors, the Radio Surveillance Consortium (“RSC”), for R55 million following a competitive sale process run by an independent adviser. The transaction has been concluded without any financial support or facilitation from Telkom. The transaction is still subject to competition and ICASA approval.

Swiftnet is a wholly-owned subsidiary of Telkom and provides asynchronous wireless access on Telkom’s X.25 network, Saponet-P. Swiftnet operates under the name

Fastnet Wireless Service, providing services to clients using retail credit card and check point of sale terminal verification, telemetry, security and vehicle tracking.

Commenting on the transaction, Telkom CEO Papi Molotsane said “Telkom and

Swiftnet have demonstrated their commitment to the spirit and principles of empowerment with this transaction. We are proud to be at the forefront of empowerment in the telecommunications sector, and we look forward to working with

RSC to ensure Swiftnet’s continued success.”

Following the completion of the transaction, Swiftnet will be fully compliant with

ICASA’s license requirements which stipulate that license holders must have 30%

empowerment shareholding.

Johannesburg

14 February 2007

Sponsor: UBS